Aut
6/8/2004


04016738

UNITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

UF6-3-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
JUN 0 2 2004
WASH. D.C.
158
PROCESSING SECTION

SEC FILE NUMBER
8- 39700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___04/01/03___ AND ENDING___03/31/04___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodlands Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Lake Robbins Drive, Suite 360
(No. and Street)

The Woodlands   Texas   77380
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Morris Monroe   (281) 367-2483
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hereford, Lynch, Sellars & Kirkham, P.C.
(Name – if individual, state last, first, middle name)

P.O. Box 2548   Conroe   Texas   77305-2548
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Morris Monroe_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Woodlands Securities Corporation_____ , as

of ___March 31_____, 20_04____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____ Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Woodlands Securities Corporation

March 31, 2004

WOODLANDS SECURITIES CORPORATION
TABLE OF CONTENTS

HLS&K

Hereford, Lynch, Sellars & Kirkham
Certified Public Accountants • A Professional Corporation

1110 Loop 336 W., 4th Floor
P. O. Box 2548
Conroe, Texas 77305

Members of the
American Institute of Certified Public Accountants
Texas Society of Certified Public Accountants
Private Companies Practice Section
of the AICPA Division for Firms

Conroe (936) 756-8127
Fax (936) 756-8132
Houston Metro 936-441-1338

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Woodlands Securities Corporation
The Woodlands, Texas

We have audited the accompanying statement of financial condition of Woodlands Securities Corporation (the "Company") as of March 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodlands Securities Corporation at March 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hereford, Lynch, Sellars & Kirkham, P.C.
HEREFORD, LYNCH, SELLARS & KIRKHAM, P.C.
Certified Public Accountants

Conroe, Texas
May 14, 2004

FINANCIAL STATEMENTS

WOODLANDS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2004

ASSETS

Cash and Cash Equivalents	$	58,699
Deposits with Clearing Organization		6,002
Receivables for Commissions and Fees		29,978
Receivables from Related Party		1,558
Split-Dollar Insurance Receivable		52,970
Furniture, Fixtures and Equipment		
(Less: Accumulated Depreciation of $97,644)		30,720
Prepaid Federal Income Taxes		182
Other Assets		1,448
Total Assets	**$**	**181,557**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable and Other Liabilities	$	28,470
Commissions Payable		16,904
Note Payable		5,312
Settlement Payable		25,000
Total Liabilities	**$**	**75,686**

Commitments and Contingencies
   (See notes to financial statements)

STOCKHOLDERS' EQUITY

Common Stock, $1 Par Value, Authorized 100,000		
Shares, Issued and Outstanding 1,000 Shares	$	1,000
Additional Paid-In Capital		6,107
Retained Earnings		98,764
Total Stockholders' Equity	**$**	**105,871**
Total Liabilities and Stockholders' Equity	**$**	**181,557**

The accompanying notes are an integral part of these financial statements.

WOODLANDS SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2004

REVENUES

Commissions and Fees	$ 1,007,057
Interest and Dividends	44,669
Other Income	5,602
Total Revenues	**$ 1,057,328**

EXPENSES

Employee Compensation and Benefits	$ 323,296
Clearance Fees	19,540
Commission Expense	379,568
Communications and Data Processing	68,315
General and Administrative	220,389
Other Expenses	78,083
Total Expenses	**$ 1,089,191**
Income (Loss) Before Income Taxes	**$ (31,863)**
Provision (Benefit) for Income Taxes	-
NET INCOME (LOSS)	**$ (31,863)**

The accompanying notes are an integral part of these financial statements.

WOODLANDS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2004

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at April 1, 2003 As previously reported	1,000	$ 1,000	$ 6,107	$ 85,451	$ 92,558
Prior Period Adjustment - Note 13	-	-	-	45,176	45,176
Balance at April 1, 2003 As restated	1,000	$ 1,000	$ 6,107	$ 130,627	$ 137,734
Net Income (Loss)	-	-	-	(31,863)	(31,863)
Balance at March 31, 2004	1,000	$ 1,000	$ 6,107	$ 98,764	$ 105,871

The accompanying notes are an integral part of these financial statements.

WOODLANDS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)			$	(31,863)

Adjustments to Reconcile Net Income to Net Cash Provided
by Operating Activities:

Prior Period Adjustment	$	45,176		
Depreciation		16,485		
Loss on Sale of Furniture, Fixtures and Equipment		847		
(Increase) Decrease in Operating Assets:				
Deposits with Clearing Organization		1		
Receivables for Commissions and Fees		(4,268)		
Receivables from Related Party		20,000		
Split-Dollar Insurance Receivable		(52,970)		
Prepaid Expenses		1,949		
Prepaid Federal Income Tax		2,138		
Other Assets		1,558		
Increase (Decrease) in Operating Liabilities:				
Accounts Payable and Other Liabilities		12,933		
Commissions Payable		3,731		
Settlement Payable		25,000		
Total Adjustments				72,580
Net Cash Provided by Operating Activities			$	40,717

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of Furniture, Fixtures and Equipment	$	(16,199)		
Net Cash Used in Investing Activities			$	(16,199)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from Note Payable	$	27,287		
Payments on Note Payable		(31,960)		
Net Cash Used by Financing Activities			$	(4,673)
Increase in Cash and Cash Equivalents			$	19,845
Cash and Cash Equivalents at Beginning of Year				38,854
Cash and Cash Equivalents at End of Year			$	58,699

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION

Federal Income Taxes Paid			$	-
Interest Expense Paid				370

The accompanying notes are an integral part of these financial statements.

NOTE 1- **ORGANIZATION AND NATURE OF BUSINESS**
Woodlands Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated under the laws of the State of Texas on April 26, 1988.

NOTE 2- **SIGNIFICANT ACCOUNTING POLICIES**
Use of Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes
The provision for federal income taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Fixed Assets and Depreciation
Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, such as cash interest-bearing demand deposits and money market funds.

NOTE 3- **DEPOSITS WITH CLEARING ORGANIZATION**
As of March 31, 2004, Woodlands Securities Corporation had cash on deposit in a clearance account with Southwest Securities, Inc. in the amount of $6,002. Southwest Securities, Inc. is located in Dallas, Texas and is a member of the NASD, Midwest Stock Exchange, New York Exchange, Inc., American Stock Exchange, Inc., Pacific Stock Exchange and the Securities Investor Protection Corporation. Additionally, Southwest Securities, Inc. is registered with the SEC. According to the Clearing Agreement between Southwest Securities, Inc. and the Company, Southwest Securities, Inc. is responsible for executing, clearing and settling securities transactions on a fully disclosed basis for the accounts of the Company.

NOTE 4- **RECEIVABLES FOR COMMISSIONS AND FEES**
Accounts receivable for commissions and fees consisted of $29,978 at March 31, 2004.

NOTE 5- **RETIREMENT PLAN**
The Company provides the opportunity to enroll in a Simple IRA plan for retirement. The Simple IRA assets are fully vested and may be withdrawn at any time subject to taxes and penalties. The participants are generally required to begin taking minimum distributions from their Simple IRA upon attainment of age seventy and a half (70½) in accordance with Internal Revenue Service regulations. The Company matches the participating employees' contributions up to three percent (3%) of the employees' compensation. The Company contributed $6,741 to the participating employees' Simple IRAs during the year ended March 31, 2004.

NOTE 6-   CONCENTRATION OF RISK
Credit Risk
Woodlands Securities Corporation engages in various broker-dealer activities in which counterparties primarily include broker-dealers, banks, other financial institutions and individuals. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Major Source of Revenue
The Company's major source of revenue is its broker-dealer services.

NOTE 7-   COMMITMENTS AND CONTINGENT LIABILITIES
Woodlands Securities Corporation has an obligation under an operating lease with noncancelable terms in excess of one year. The lease agreement has been guaranteed by a stockholder. Minimum aggregate annual rentals for equipment at March 31, 2004 are listed below:

2005	$ 1,681
	$ 1,681

Equipment rent expense for March 31, 2004 was $5,105.

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

NOTE 8-   NOTE PAYABLE
Woodlands Securities Corporation has an obligation to AFCO bearing interest at 5.5%. The loan is payable in monthly installments of $3,102 including interest, and is unsecured. The outstanding balance on the obligation was $5,312 at March 31, 2004.

NOTE 9-   INCOME TAXES
A reconciliation of the difference between the expected income tax benefit and the actual income tax provision is shown below:

Net Income (Loss) per Audit	$ (31,863)
Permanent Differences	21,908
Temporary Differences	(1,695)
Taxable Income	$ (11,650)
U.S. Statutory Tax Rate	15%
Provision (Benefit) of Income Taxes	$ -

WOODLANDS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004

NOTE 10- <u>NET CAPITAL REQUIREMENTS</u>
The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital at the greater of 6 2/3% of total aggregate indebtedness or $5,000. Woodlands Securities Corporation had net capital of $17,920, which was $12,920 in excess of the minimum net capital requirement of $5,000 at March 31, 2004. The excess of net capital at 1,000% was $9,279 and the ratio of aggregate indebtedness to net capital was 4.22 to 1 at March 31, 2004.

NOTE 11- <u>RESERVE REQUIREMENTS</u>
Woodlands Securities Corporation is not obligated to report under SEC rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under rule 15c3-3. The Company clears all customer transactions through a broker-dealer, Southwest Securities, Inc., on a fully disclosed basis as requested for exemption under SEC rule 15c3-3 (k)(2)(ii).

NOTE 12- <u>RELATED PARTY TRANSACTIONS</u>
Woodlands Securities Corporation (the "Company") is affiliated with Woodlands Asset Management, Inc. (WAMI) and Woodlands Financial Services, Inc. (WFSI) through common ownership. During the fiscal year ending March 31, 2004, the Company received $260,000 from WAMI for shared expenses of the facility where they share office space and $142,143 from WFSI for Private Offerings, in revenues from the affiliated companies.

A receivable has been recorded in the amount of $52,970 for a split-dollar insurance policy that the Company pays the premiums.

NOTE 13- <u>PRIOR PERIOD ADJUSTMENT</u>
Due to an error in recording a split-dollar insurance policy, a restatement of 2004 beginning balance of retained earnings, split-dollar insurance receivable and general and administrative expense has been made. The net effect of the restatement was to decrease prior net losses by $45,176, which did not have a related income tax effect.

SUPPLEMENTARY INFORMATION

HLS&K

Hereford, Lynch, Sellars & Kirkham

Certified Public Accountants • A Professional Corporation

1110 Loop 336 W., 4th Floor
P. O. Box 2548
Conroe, Texas 77305

Members of the
American Institute of Certified Public Accountants
Texas Society of Certified Public Accountants
Private Companies Practice Section
of the AICPA Division for Firms

Conroe (936) 756-8127
Fax (936) 756-8132
Houston Metro 936-441-1338

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

To the Board of Directors of
Woodlands Securities Corporation
The Woodlands, Texas

In planning and performing our audit of the financial statements and supplementary schedules of Woodlands Securities Corporation (the "Company"), for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for the purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, others within the company, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hereford, Lynch, Sellars & Kirkham, P. C.

HEREFORD, LYNCH, SELLARS & KIRKHAM, P.C.
Certified Public Accountants

Conroe, Texas
May 14, 2004

WOODLANDS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2004

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$	105,871
Deduct Stockholders' Equity Not Allowable for Net Capital		-
Total Stockholders' Equity Qualified for Net Capital	$	105,871
Add:		
Subordinated Borrowings Allowable in Computation of Net Capital		-
Other (Deductions) or Allowable Credits		-
Total Capital and Allowable Subordinated Liabilities	$	105,871
Deductions and/or Charges:		
Non-allowable Assets		86,878
Net Capital Before Haircuts on Securities Positions	$	18,993
Haircuts on Other Securities		1,072
Net Capital	$	17,921

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition		
Accounts Payable, Accrued Expenses and Other Liabilities	$	28,470
Commissions Payable		16,904
Note Payable		5,312
Settlement Payable		25,000
Items Not Included in Statement of Financial Condition		-
Total Aggregate Indebtedness	$	75,686

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required		
Greater of $5,000 or $5,048 (6 2/3% of $75,686)	$	5,000
Excess Net Capital at 1,000 Percent	$	9,280
Ratio: Aggregate Indebtedness to Net Capital		4.22 to 1

WOODLANDS SECURITIES CORPORATION
RECONCILATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2004

Net Capital, as Reported in Company's Part II
  (unaudited) FOCUS Report $ 14,848

  Net Bookkeeping Adjustments to Revenues and Expenses   56,043

  Bookkeeping Adjustments to Accrue and/or Adjust Receivables,
    Furniture, Fixtures and Equipment and Liabilities   (52,970)

Net Capital per Above $ 17,921

Retained Earnings, as Reported in Company's Part II
  (unaudited) FOCUS Report $ 42,721

  Net Bookkeeping Adjustments to Revenues and Expenses   56,043

Retained Earnings per Audited Financial Statements $ 98,764